Bellicum Pharmaceuticals, Inc.
3730 Kirby Drive, Suite 1200
Houston, TX 77030

May 19, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Davis

Re:	Bellicum Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
Filed: May 13, 2022
File No. 333-264939

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on May 23, 2022, or as soon thereafter as is practicable.
If you have any questions regarding this request, please contact Phil McGill of Cooley LLP at (858) 550-6193.
Very truly yours,
BELLICUM PHARMACEUTICALS, INC.

/s/ Rick Fair
Rick Fair
Chie Executive Officer

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